EXHIBIT 99.1

O2Micro Announces Completion of Merger

GEORGE TOWN, Grand Cayman, March 03, 2023 (GLOBE NEWSWIRE) -- O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the completion of the merger (the “Merger”) with Rim Peak Technology Limited (“Merger Sub”), a wholly owned subsidiary of FNOF Precious Honour Limited (“Parent”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 30, 2022, among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on January 31, 2023, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement) and Shares represented by the Company’s American depositary shares (each representing fifty (50) Shares of the Company) (each, an “ADS”), has been cancelled in exchange for the right to receive US$0.10 in cash per Share, without interest and net of any applicable withholding taxes, and each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the Shares represented by such ADSs, has been cancelled in exchange for the right to receive US$5.00 in cash per ADS, without interest and net of any applicable withholding taxes (the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated November 4, 2005, between the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after The Bank of New York Mellon, the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on Nasdaq Global Select Market (the “Nasdaq”) be suspended. The Company requested that the Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on the Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Needham & Company, LLC is serving as the financial advisor to a committee of independent and disinterested directors established by the board of directors of the Company (the “Special Committee”). Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee.

Gibson Dunn & Crutcher LLP is serving as U.S. legal counsel to the buyer group comprising of Mr. Shyun-Dii Sterling Du, Mr. Chuan-Chiung Perry Kuo and FNOF Dynamic Holdings Limited.

Certain legal matters with respect to the Cayman Islands law are advised by Maples and Calder (Cayman) LLP.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the uncertainties as to the expected benefits and costs of the Merger; the outcome of any legal proceedings that may be instituted against the Company related to the Merger; the amount of the costs, fees, expenses and charges related to the Merger, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company in connection with the Merger. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com